UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
Commission File Nos.:002-09048

333-188984-01

THE BANK OF NOVA SCOTIA

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

40 King Street, West
64th Floor
Toronto, Ontario
Canada M5H 1H1
Attention: Executive Vice-President
and Group Treasurer

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☐      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE BANK OF NOVA SCOTIA’S AND SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-188984) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the The Bank of Nova Scotia (the “Bank”) and Scotiabank Covered Bond Guarantor Limited Partnership (collectively, the “Registrants”) U.S.$ $15,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F-3 (File No. 333-188984).

On March 25, 2013, the Bank was accepted as a registered issuer and on July 22, 2013 the Program was registered as a registered program under Part I.1 of the National Housing Act (Canada) the “NHA”) and the Canadian Registered Covered Bond Programs Guide (the “Guide”) by Canada Mortgage and Housing Corporation (“CMHC”) in accordance with their terms. Exhibits filed herewith are the amended Program transaction agreements that were revised to further comply with Part I.1 of the NHA and the Guide.

Exhibit Number	Description of Exhibit
4.1	—	Trust Deed, amended and restated as of January 22, 2014, by and among the Bank, the Guarantor LP and Computershare Trust Company of Canada, as Bond Trustee.
4.2	—	Master Definitions and Constructions Agreement, amended and restated as of September 24, 2013, by and among the Bank, The Bank of Nova Scotia, London Branch, The Bank of Nova Scotia, New York Agency, the Guarantor LP, Scotiabank Covered Bond GP Inc., the Bond Trustee, 8429057 Canada Inc. and KPMG LLP.
4.3	—	Mortgage Sale Agreement, amended and restated as of January 7, 2014, by and among the Bank, the Guarantor LP and the Bond Trustee.
4.4	—	Agency Agreement, amended and restated as of September 24, 2013, by and among the Bank, the Guarantor LP, The Bank of Nova Scotia, London Branch, The Bank of New York Mellon (Luxembourg) S.A., BNY Trust Company of Canada, The Bank of Nova Scotia, New York Agency and the Bond Trustee.
4.5	—	Security Agreement, amended and restated as of September 24, 2013, by and among the Guarantor LP, the Bond Trustee, the Bank, The Bank of Nova Scotia, London Branch and The Bank of Nova Scotia, New York Agency.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

By:	/s/ Jake Lawrence
Name: Jake Lawrence
Title: Managing Director, Secured Funding

SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ Jake Lawrence
Name: Jake Lawrence
Title: Director

Date: March 31, 2014